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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------


                                  SCHEDULE TO
                                (RULE 14D-100)
                               (Amendment No. 1)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------


                              HARTFORD LIFE, INC.
                      (Name of Subject Company (Issuer))

                        HARTFORD FIRE INSURANCE COMPANY
                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                     (Names of Filing Persons (Offerors))

                              ------------------


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                              ------------------


                                    4165924

                     (CUSIP Number of Class of Securities)

                              ------------------


                            Michael S. Wilder, Esq.
                  The Hartford Financial Services Group, Inc.
                                Hartford Plaza
                       Hartford, Connecticut 06115-1900
                           Telephone: (860) 547-5000
          (Name,address and telephone number of person authorized to receive notices and communications on behalf of
                                filing persons)

                                   Copy to:

                         George W. Bilicic, Jr., Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [ ]  issuer tender offer subject to Rule 13e-4.
          [X]  going-private transaction subject to Rule 13e-3.
          [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of hte tender offer: [ ]

          This Amendment No. 1 amends the Tender Offer Statement on Schedule TO initially filed on May 24, 2000 by The Hartford Financial Services Group, Inc., a Delaware corporation ("Parent"), Hartford Fire Insurance Company, a Connecticut corporation ("Purchaser") and a wholly owned subsidiary of Parent, and Hartford Life, Inc., a Delaware corporation (the "Company") relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon.

ITEM 12.  EXHIBITS.

Item 12 is hereby amended as follows:

(a)(1)(L) Instruction Letter to Employees of The Hartford Financial Services Group, Inc. and Hartford Life, Inc. posted on The Hartford Financial Services Group, Inc.'s website on June 1, 2000.

(a)(1)(M) Amendment No. 1 dated June 1, 2000, to the Recommendation Statement on Schedule 14D-9 of Hartford Life, Inc.
               initially filed on May 24, 2000.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SCHEDULE TO AND SCHEDULE 13E-3

                                      THE HARTFORD FINANCIAL SERVICES GROUP,
                                      INC.

                                      By: /s/ Michael O'Halloran
                                          ------------------------------------
                                          Name:    Michael O'Halloran
                                          Title:   Senior Vice President and
                                                   Director of Corporate Law


                                      HARTFORD FIRE INSURANCE COMPANY

                                      By:/s/ Michael O'Halloran
                                         -------------------------------------
                                         Name:    Michael O'Halloran
                                         Title:   Authorized Officer

                                      SCHEDULE 13E-3

                                      HARTFORD LIFE, INC.

                                      By:/s/ Lynda Godkin
                                         -------------------------------------
                                         Name:    Lynda Godkin
                                         Title:   Senior Vice President and
                                                  General Counsel


Date:  June 1, 2000

                                                             Exhibit (a)(1)(L)

          Employees who own shares of Hartford Life, Inc. have received or will receive shortly the Offer to Purchase and accompanying materials in connection with The Hartford's offer to purchase all outstanding common shares of Hartford Life, Inc. which The Hartford does not already own. Employees will receive a separate mailing for Hartford Life shares held in each of the following categories: (1) The Hartford Investment and Savings Plan ("ISP");
(2) Hartford Life, Inc. Employee Stock Purchase Plan ("ESPP"); (3) Brokerage Account (e.g., an account at Merrill Lynch); (4) Directly (i.e., in your name, in joint tenancy, in a personal family trust, etc.); or (5) Dividend Reinvestment Plan maintained at The Bank of New York.

For employees who wish to tender their shares, the following summary may be helpful, but all employees should carefully read the Offer to Purchase and the accompanying materials which they have received or will receive shortly.

(a) ISP and ESPP - Those employees holding Hartford Life shares through the ISP and/or the ESPP need only complete the confidential instruction form applicable to the respective plan with respect to the shares held under that plan and return the executed form(s) in the enclosed return envelope(s) to the plan trustee. You should not complete the blue Letter of Transmittal.

(b) Brokerage Account ("Book Entry") - If your shares are held by a broker in a street name account, you will receive information from the broker specifying how to tender your shares if you wish to do so. You should follow those instructions carefully.

(c) Directly - If you own the shares directly, that is, if the certificates are registered in your name and you hold the certificates, you should complete the blue "Letter of Transmittal." You must send in your certificates with the Letter of Transmittal properly completed. The Letter of Transmittal covers various scenarios which are set forth therein. (You must return the entire Letter of Transmittal but only need to fill out the parts which apply to you.)

(d) Dividend Reinvestment Plan - If you hold shares in the Dividend Reinvestment Plan maintained at The Bank of New York, your name and the number of shares you hold will be included on the cover page of the blue Letter of Transmittal. You should write in bold large letters "DIVIDEND REINVESTMENT PLAN" on the cover page, and then complete and sign the relevant sections of page 6 and page 11, and return the entire Letter of Transmittal in the envelope provided.

Employees who have questions on the tender offer materials or the process of tendering their shares should call Georgeson Shareholder Communications Inc. at 800-223-2064, and a representative will walk you through your individual situation. You may also call Stuart Carlisle in Investor Relations at 860-547-8418 or Katie Fanous in Investor Relations at 860-547-4032. If you have not yet received your tender offer materials, please contact Georgeson at 800-223-2064.

                                                             Exhibit (a)(1)(M)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9
                                (RULE 14D-101)

                               (Amendment No. 1)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                              HARTFORD LIFE, INC.
                           (Name of Subject Company)

                              HARTFORD LIFE, INC.
                     (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $.0l PER SHARE
                        (Title of Class of Securities)

                                    4165924
                     (CUSIP Number of Class of Securities)

                              Lynda Godkin, Esq.
                              Hartford Life, Inc.
                             200 Hopmeadow Street
                          Simsbury, Connecticut 06089
                           Telephone: (860) 525-8555
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person Filing Statement)


                                WITH COPIES TO:

Jack H. Nusbaum, Esq.                             George W. Bilicic, Jr., Esq.
Jeffrey S. Hochman, Esq.                            Cravath, Swaine & Moore
Willkie Farr & Gallagher                                825 Eighth Avenue
787 Seventh Avenue                                  New York, New York 10019
New York, New York 10019                            Telephone: (212) 474-1000
Telephone: (212) 728-8000

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 24, 2000 by Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Hartford Fire Insurance Company, a Connecticut corporation and a wholly owned subsidiary of The Hartford Financial Services Group, Inc., to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon.

ITEM 9.  EXHIBITS.

Item 9 is hereby amended as follows:

      Exhibit No.                        Description
      ----------                         -----------

      (a)  (11)     Instruction Letter to the Employees of The Hartford
                    Financial Services Group, Inc. and Hartford Life, Inc.
                    posted on The Hartford Financial Services Group, Inc.'s website on June 1, 2000.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HARTFORD LIFE, INC.


                                      By:/s/ Lynda Godkin
                                         ----------------------------------
                                         Name:     Lynda Godkin
                                         Title:    Senior Vice President and
                                                   General Counsel



Dated:  June 1, 2000

                                                               Exhibit (a)(11)

          Employees who own shares of Hartford Life, Inc. have received or will receive shortly the Offer to Purchase and accompanying materials in connection with The Hartford's offer to purchase all outstanding common shares of Hartford Life, Inc. which The Hartford does not already own. Employees will receive a separate mailing for Hartford Life shares held in each of the following categories: (1) The Hartford Investment and Savings Plan ("ISP");
(2) Hartford Life, Inc. Employee Stock Purchase Plan ("ESPP"); (3) Brokerage Account (e.g. an account at Merrill Lynch); (4) Directly (i.e., in your name, in joint tenancy, in a personal family trust, etc.); or (5) Dividend Reinvestment Plan maintained at The Bank of New York.

For employees who wish to tender their shares, the following summary may be helpful, but all employees should carefully read the Offer to Purchase and the accompanying materials which they have received or will receive shortly.

(a) ISP and ESPP - Those employees holding Hartford Life shares through the ISP and/or the ESPP need only complete the confidential instruction form applicable to the respective plan with respect to the shares held under that plan and return the executed form(s) in the enclosed return envelope(s) to the plan trustee. You should not complete the blue Letter of Transmittal.

(b) Brokerage Account ("Book Entry") - If your shares are held by a broker in a street name account, you will receive information from the broker specifying how to tender your shares if you wish to do so. You should follow those instructions carefully.

(c) Directly - If you own the shares directly, that is, if the certificates are registered in your name and you hold the certificates, you should complete the blue "Letter of Transmittal." You must send in your certificates with the Letter of Transmittal properly completed. The Letter of Transmittal covers various scenarios which are set forth therein. (You must return the entire Letter of Transmittal but only need to fill out the parts which apply to you.)

(d) Dividend Reinvestment Plan - If you hold shares in the Dividend Reinvestment Plan maintained at The Bank of New York, your name and the number of shares you hold will be included on the cover page of the blue Letter of Transmittal. You should write in bold large letters "DIVIDEND REINVESTMENT PLAN" on the cover page, and then complete and sign the relevant sections of page 6 and page 11, and return the entire Letter of Transmittal in the envelope provided.

Employees who have questions on the tender offer materials or the process of tendering their shares should call Georgeson Shareholder Communications Inc. at 800-223-2064, and a representative will walk you through your individual situation. You may also call Stuart Carlisle in Investor Relations at 860-547-8418 or Katie Fanous in Investor Relations at 860-547-4032. If you have not yet received your tender offer materials, please contact Georgeson at 800-223-2064.